Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended September 30, 2014 and 2013:

	2014		2013
	$ million	% of total	$ million	% of total
Time charter-fixed rate	42.3	35%	40.1	37%
Time charter-variable rate (profit-share)	14.6	12%	17.8	17%
Time charter-bare-boat	—	—	0.7	1%
Voyage charter-spot market	55.0	46%	46.5	43%
Voyage charter-contract of affreightment	7.6	6%	1.4	1%
Pool arrangement	1.4	1%	1.1	1%

Total voyage revenue	120.9	100%	107.6	100%

Voyage revenue earned for the nine months ended September 30, 2014 and 2013:

	2014		2013
	$ million	% of total	$ million	% of total
Time charter-fixed rate	122.9	34%	101.8	33%
Time charter-variable rate (profit-share)	42.3	12%	54.0	17%
Time charter-bare-boat	—	—	5.3	2%
Voyage charter-spot market	167.6	46%	146.4	47%
Voyage charter-contract of affreightment	25.9	7%	1.4	0%
Pool arrangement	4.9	1%	4.5	1%

Total voyage revenue	363.6	100%	313.4	100%

Voyage revenue earned during the three months ended September 30, 2014 was $120.9 million compared to $107.6 million, or 12.4% higher than during the three months ended September 30, 2013. The increase was mostly due to the addition of the two suezmax tankers Eurovision and Euro, in June and July, 2014, respectively.

During the third quarter of 2014, the Company operated on average 49.9 vessels, while during the third quarter of 2013, the Company operated an average of 48.0 vessels. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter of 2014 was 97.4% compared to 98.4% in the third quarter of 2013. The days lost in the third quarter of 2014 relate mostly to the dry-dockings of the handysize tanker Didimon, the panamax tanker Chantal and the aframax tanker Ise Princess, and a repositioning voyage of the panamax tanker Socrates. The days lost in the third quarter of 2013 relate to the dry-docking of the panamax tanker Inca, repairs on the cargo system of the handysize tanker Byzantion and repositioning of the VLCC Millennium.

Operating days on pure time-charter without profit-share arrangements increased by 74 days or 4.1% between the third quarters of 2014 and 2013, and the amount of revenue earned under this type of employment increased in line by 5.5%. There was a 22.8% decrease in the number of days utilized in time-charter with profit-share arrangements, which totaled 828 compared to 1,072 in the third quarter of 2013, while revenue earned in profit sharing arrangements decreased accordingly by 18.0%. During the third quarter of 2014 vessels on profit-share arrangements earned a small profit share due to a slight improvement in the market, while in the third quarter of 2013, they were earning only the minimum revenue. The number of days in the third quarter of 2014 that vessels were employed on spot, contract of affreightment and pool voyages increased by 20.1% to 1,780 days, compared to the 1,482 days in the third quarter of 2013, while revenue earned for these categories increased by 30.6%.

Average daily TCE rates earned for the three and nine month periods ended September 30, 2014 and 2013 were:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$
LNG carrier	80,500	80,500	80,169	80,500
VLCC	21,000	22,444	21,000	31,361
Suezmax	22,641	18,788	22,286	19,149
DP2 shuttle	47,000	47,612	47,000	38,436
Aframax	16,427	13,586	19,698	14,108
Panamax	15,062	14,609	14,407	14,673
Handymax	14,537	14,436	14,495	14,361
Handysize	12,294	13,617	13,538	15,270

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter which expired in July 2013, we added an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Voyage revenues	$120,881	$107,564	$363,565	$313,348

Less: Voyage Expenses	(33,837)	(29,557)	(102,516)	(86,501)
Add: Representative operating expenses for bare-boat charter ($10,000 daily)	—	300	—	2,110

Time charter equivalent revenues	$87,044	$78,307	$261,049	$228,957

Divided by: net earnings (operating) days	4,474	4,346	12,996	12,674
Average TCE per vessel per day	$19,455	$18,018	$20,087	$18,065

The third quarter is traditionally the lowest demand quarter for energy transportation in any given year. The third quarter of 2014, started unusually robust for the period, but by late August it reverted to its cyclical norm, with rates falling, mainly due to weaker Asian demand. Lower oil prices started to push oil demand higher in the latter part of the quarter, benefiting our aframax and suezmax tankers, which operated mostly in the spot market or on time charter employment with profit sharing.

During the nine months ended September 30, 2014, voyage revenues were at $363.6 million compared to $313.3 million achieved in the nine months ended September 30, 2013. Hire rates were stronger for our crude carriers, while our product carriers were under pressure, albeit with signs of some recovery. For the first nine months of 2014, on average 48.7 vessels were operated compared to 47.3 vessels in the first nine months of 2013. Since the end of the third quarter of 2013 to September 30, 2014, the Company has taken delivery of the suezmax tankers Eurovision and Euro in June and July 2014, respectively. For the nine-month periods, the utilization achieved was 97.8% for 2014 compared to 98.1% for 2013. Apart from the lost days of the third quarter (as described above), the nine-month period of 2014 also includes the dry-dockings of the aframax Nippon Princess and the panamaxes World Harmony and Salamina and repositioning voyages of certain other vessels.

Commissions

Commissions amounted to $4.6 million, or 3.8% of revenue from vessels, during the quarter ended September 30, 2014, compared to $4.2 million, or 3.9% of revenue, for the quarter ended September 30, 2013. For the nine-month period ended September 30, 2014, commissions amounted to $13.7 million, or 3.8% of revenue, compared to $12.0 million, or 3.8% of revenue, of the same period in 2013. The overall increase during the respective nine-month periods was due to increased revenue, commission rates remaining at the same levels.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer or, in the case of vessels in a pool, by the pool operators.

Voyage expenses for the three months ended September 30, 2014 and 2013:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	24.4	19.1	27.8%	14,462	13,743	5.2%
Port and other expenses	9.4	10.5	(9.8)%	5,584	7,521	(25.8)%

Total	33.8	29.6	14.5%	20,046	21,264	(5.7)%

Voyage expenses for the nine months ended September 30, 2014 and 2013:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Bunker expenses	70.9	57.9	22.5%	14,586	13,436	8.6%
Port and other expenses	31.6	28.6	10.5%	6,490	6,629	(2.1)%

Total	102.5	86.5	18.5%	21,076	20,065	5.0%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the third quarter of 2014 was 1,688 compared to 1,390 in the third quarter of 2013, a 21.4% increase. In the first nine months of 2014, there was a 12.8% increase to 4,864 days from 4,311 days in the first nine months of 2013. Voyage expenses were $33.8 million during the quarter ended September 30, 2014, compared to $29.6 million during the prior year’s third quarter, a 14.5% increase. The increase in bunkering expenses between the third quarter of 2014 and 2013 is due partly to the increased number of days the fleet operated in types of employment bearing voyage expenses. In addition, the volume of bunkers consumed increased by 37.7%, offset by a 4.5% decrease in the average price paid for bunkers. In the nine month period ended September 30, 2014, the volume of bunkers consumed increased by 18.3% for the same reasons, whereas the average price paid for bunkers decreased by 4.7%. Port and other expenses decreased by 9.8% between the three-month periods, as a result of the lower prices in the various ports visited in the corresponding three-month periods. In the nine-month periods, port and other expenses increased by 10.5% and their average daily cost decreased slightly by 2.1%.

Vessel operating expenses

Operating expenses for the three months ended September 30, 2014 and 2013:

	Operating expenses			Average daily operating expenses per vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	21.4	20.6	3.9%	4,659	4,695	(0.8)%
Insurances	3.9	3.7	3.5%	843	854	(1.2)%
Repairs and maintenance, and spares	4.6	3.4	36.7%	999	765	30.6%
Stores	2.5	1.7	42.7%	534	392	36.3%
Lubricants	1.6	1.7	(5.7)%	348	387	(10.0)%
Other (quality and safety, taxes, registration fees, communications)	3.2	1.7	90.7%	712	390	82.6%

Total	37.2	32.8	13.3%	8,095	7,483	8.2%

Earnings capacity days excluding days of employment on bare-boat charter				4,593	4,386

Operating expenses for the nine months ended September 30, 2014 and 2013:

	Operating expenses			Average daily operating expenses per vessel
	2014	2013		2014	2013
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)

Crew expenses	64.3	58.4	10.2%	4,836	4,590	5.4%
Insurances	11.5	10.7	7.8%	864	838	3.1%
Repairs and maintenance, and spares	13.0	10.8	20.2%	978	851	14.9%
Stores	6.7	6.1	10.9%	506	477	6.1%
Lubricants	4.8	4.3	11.5%	361	338	6.6%
Other (quality and safety, taxes, registration fees, communications)	8.3	6.8	20.1%	620	541	14.6%

Total operating expenses	108.6	97.1	11.9%	8,165	7,635	7.0%

Earnings capacity days excluding days of employment on bare-boat charter				13,295	12,712

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the VLCC Millennium which was on bare-boat charter until July 30, 2013, when it started to incur operating expenses (for only 62 days in the third quarter of 2013).

Earnings capacity days for the three-month period ended September 30, 2014 totalled 4,593 compared to 4,416 in the third quarter of 2013, the only additions being the suezmax tankers Eurovision and Euro in June and July 2014. For the nine-month period ended September 30, 2014, there were 13,295 earnings capacity days compared to 12,712 days in the nine-month period ended September 30, 2013, an increase of 583 days or an equivalent of 2.1 vessels, due to the addition of the shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013 respectively, and the exit of the VLCC Millennium from its bare-boat charter.

The exchange rate of the U.S. dollar against the Euro remained almost unchanged between the equivalent three month periods, while it was on average stronger by 2.9% in the first nine months of 2014, compared to the first nine months of 2013. The fluctuations in the U.S. dollar/Euro exchange rate mainly impact crew costs, as most of the Company’s crew expenses, relating mainly to Greek vessel officers, are paid in Euro. For the three month period ended September 30, 2014, daily crew costs decreased by only 0.8%, whereas for the nine month period ended September 30, 2014, daily crew costs increased by 5.4%, mainly due to increased crew income taxes. Insurance costs increased for the three and nine-month periods of 2014 compared to 2013, due to the increased number of vessels.

Repairs, spares and maintenance expenses were significantly higher in the third quarter of 2014 compared to the third quarter of 2013. In the third quarter of 2014, three vessels underwent dry-docking, the handysize Didimon, the panamax Chantal and the aframax Ise Princess, whereas in the third quarter of 2013, only the panamax tanker Inca underwent dry-docking. In the first nine months of 2014, six vessels in total underwent dry-docking, including the aframax tanker Nippon Princess and the panamaxes Salamina and World Harmony, undertaken in the first six months of 2014. In the first nine months of 2013, only four vessels underwent dry-docking. Expenses incurred during dry-dockings, which were not deferred, were significantly higher in the third quarter and the first nine months of 2014 compared to the same periods in 2013 as a result of the higher number of dry-dockings performed during the respective periods of 2014.

Depreciation

Depreciation was $25.2 million during the quarter ended September 30, 2014 compared to $24.6 million during the quarter ended September 30, 2013, an increase of 2.5%. The increase is due to the addition of the suezmax tankers Eurovision and Euro in June and July 2014, respectively. For the first nine months of 2014, depreciation was $72.7 million compared to $70.8 million in the prior year first nine months, a 2.8% increase. The increase was due to the addition of Euro and Eurovision and also due to the addition of the shuttle tankers Rio 2016 and Brazil 2014 in March and April 2013, respectively.

Amortization of deferred charges

Amortization of deferred dry-docking charges was $1.4 million during the third quarter of 2014, compared to $1.3 million during the third quarter of 2013. For the first nine months of 2014, amortization of deferred dry-docking costs was $4.0 million compared to $3.7 million for the first nine months of 2013. For the most part, the total quarterly and nine-month period charges relate to the same amortization charges for approximately the same number of vessels.

Impairment

In the third quarter of 2014, vessel values had improved over values determined in prior periods and the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at September 30, 2014. At December 31, 2013, it was determined that the carrying value of the vessels Silia T, Triathlon, Delphi and Millennium were in excess of their estimated fair market values and that the vessels would not generate adequate cash flow over their remaining life in excess of their carrying value. As a result, the carrying value of these four vessels, totaling $123,540, was written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers.

Management fees

Management fees totaled $4.2 million during the third quarter of 2014, and $4.0 million during the third quarter of 2013. For the nine months ended September 30, 2014, management fees were $12.3 million compared to $11.8 million in the previous year’s first nine months. The increase is due to the addition of the suezmax shuttle tankers Rio 2016 and Brazil 2014 in March and April 2013, respectively and due to the addition of the suezmax tankers Eurovision and Euro in June and July 2014, respectively.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There has been no increase in management fees payable to the management company in 2014 to date.

In the first nine months of 2014, all the fleet, apart from the LNG carrier Neo Energy, the VLCC Millennium (from July 30, 2013), and the suezmax Eurochampion 2004 (from September 22, 2013) was managed by TCM for technical and operational services. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the Neo Energy are $35,833, of which $10,000 is payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and applied from the delivery of the vessels. Management fees for Millennium are $27,500 per month of which $13,666 are payable to a third-party manager. Management fees for Eurochampion 2004 are $27,500 per month, of which $12,000 is payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.0 million during the quarter ended September 30, 2014 compared to $1.2 million during the previous year’s third quarter, a decrease of 17.2% mainly due to decreased travelling and professional expenses. For both the nine months ended September 30, 2014 and 2013, general and administrative expenses were $3.3 million. Travelling expenses were also lower during the nine-month period, offset by small increases in other categories of General and administrative expenses.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,161 for the third quarter of 2014, compared to $1,184 in the third quarter of 2013. For the respective nine month periods, the daily overhead per vessel was $1,179 and $1,173.

Stock compensation expense

In the first nine months of 2014, stock compensation expense amounted to $0.1 million, representing the 20,000 RSU’s granted and issued in July 2014. In the first nine months of 2013 there was no stock compensation expense.

Operating income (loss)

Income from vessel operations was $13.8 million during the third quarter of 2014, compared to $9.7 million during the third quarter of 2013. During the first nine months of 2014, income from vessel operations was $46.8 million compared to $28.0 million during the first nine months of 2013.

Interest and finance costs

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Interest on loans	$7.4	$9.4	$24.0	$26.9
Interest rate swaps cash settlements	0.4	1.9	3.6	7.5

Total interest	7.8	11.3	27.6	34.4
Less: Interest capitalized	(0.6)	(0.4)	(1.8)	(1.5)

Interest expense, net	7.2	10.9	25.8	32.9
Change in fair value of interest rate swaps	0.3	(0.2)	(1.2)	(3.5)
Other finance costs	1.8	0.2	2.8	1.5

Net total	$9.3	$10.9	$27.4	$30.9

Interest and finance costs were $9.3 million for the third quarter of 2014, compared to $10.9 million for the quarter ended September 30, 2013, a 14% decrease. Loan interest (excluding the impact of interest rate swaps) in the third quarter 2014 decreased by 21.3% to $7.4 million from $9.4 million in the third quarter of 2013. The average balance of outstanding debt was $1,418 million for the third quarter of 2014, compared to $1,424 million for the previous year’s third quarter and the average loan interest rate decreased to 2.0% from 2.6% in the previous year third quarter. The decrease in loan interest is mainly due to a reduction of loan interest as a result of lower average loans outstanding and because compliance with covenants was restored and margins reverted to prior lower levels. Interest paid on hedging and non-hedging swaps amounted to $0.4 million in the third quarter of 2014 compared to $1.9 million in the third quarter of 2013, mainly due to the expiry of three interest rate swaps since the third quarter of 2013. As a result, the average all-in loan finance cost in the third quarter of 2014, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.2% compared to 3.5% in the previous year’s third quarter

For the nine months to September 30, 2014, interest and finance costs were $27.4 million compared to $30.9 million in the prior year period, an 11.2% decrease. Loan interest decreased to $24.0 million from $26.9 million due to a 7.3% decrease in the average interest rates, coupled by a 3.9% decrease in average amount of outstanding debt. Interest paid on hedging and non-hedging swaps decreased to $3.6 million from $7.5 million in the prior year’s first nine months, for the same reasons that apply in the three month periods. The average all-in loan finance cost in the first nine months of 2014, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.7% compared to 3.3% in the previous year’s first nine months.

There was a non-cash negative net movement of $0.3 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2014, compared to a positive movement of $0.2 million in the third quarter of 2013. In the nine months to September 30, 2014, there was a positive movement of $1.2 million compared to a positive movement of $3.5 million for the first nine months of 2013.

Other finance costs include changes in fair value of non-hedging bunker swaps, bunker swaps cash settlements, amortization of deferred loss on de-designated financial instruments, amortization of loan fees and other loan charges, with all insignificant movements in both the third quarters and nine month periods of 2014 and 2013, apart from the bunker hedging swaps described below.

In the third quarter of 2014, there was a negative non-cash movement of $1.4 million on bunker swaps entered into since March 2009, which do not qualify as hedging instruments, and an actual payment of $0.1 million on these swaps. In the third quarter of 2013, there was a positive non-cash movement of $0.4 million on such swaps and an actual receipt of $0.1 million. For the nine months ended September 30, 2014, cash paid amounted to $0.1 million compared to a receipt of $0.1 million in the prior year’s first nine months and a negative non-cash movement of $1.5 million compared to an immaterial movement in their market value in the prior year’s first nine months. This is due to the drop in oil prices which affected bunker prices, and the signing of eight new bunker swaps within the third quarter of 2014 with a negative valuation movement of $1.2 million during the third quarter of 2014.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the third quarter of 2014, capitalized interest amounted to $0.6 million, compared to $0.4 million in the third quarter of 2013. For the first nine months of 2014 and 2013, capitalized interest was $1.8 million and $1.5 million respectively. The increase is due to the addition of nine aframax vessels under construction since the prior year period, offset by the delivery of the two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in the first and second quarter of 2013 respectively.

Interest income

Total income derived from bank deposits was $0.2 million during the third quarter of 2014 and $0.1 million during the quarter ended September 30, 2013. In both the first nine months of 2014 and 2013 interest income was $0.3 million. The increase is mainly due to increased average cash balances offset by lower interest rates earned.

Net income attributable to the non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. The loss attributable to the non-controlling interest in the third quarter 2014 was less than $0.01 million compared to a loss of $0.4 million in the third quarter 2013. For the nine months ended September 30, 2014, the loss attributable to the non-controlling interest amounted to $0.1 million compared to a $1.1 million loss in the first nine months of 2013. The reduced net loss in both the three and nine month periods of 2014 is mainly due to the fact that there were scheduled special surveys of Maya and Inca in the first nine months of 2013 with increased repairs and maintenance costs incurred during the dry-dockings.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2014 was $5.2 million, or $0.04 per share basic and diluted, taking into account the cumulative dividend of $2.1 million on our preferred Series B and Series C shares, versus a net loss of $1.4 million, or

$0.04 per share basic and diluted, for the quarter ended September 30, 2013, taking into account the cumulative preferred dividend of $1.0 million on our preferred Series B shares. Net income attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2014 was $20.0 million, or $0.18 per share basic and diluted, taking into account the cumulative dividend of $6.3 million on our Series B and Series C preferred shares versus, for the nine months ended September 30, 2013, a net loss of $1.9 million, or $0.06 per share basic and diluted, taking into account the cumulative dividend of $1.6 million on our preferred Series B and Series C shares.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditures on dry-dockings and vessel acquisitions will require us to expend cash in the remainder of 2014 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout the remainder of 2014 and 2015, our financial resources, including the cash expected to be generated within this period, will be sufficient to meet our liquidity and working capital needs through December 31, 2015, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to $61.1 million, positive, at September 30, 2014, compared to a negative of $5.3 million, as at December 31, 2013. Non-restricted cash balances at September 30, 2014 were $204.7 million compared to $162.2 million at December 31, 2013.

Net cash provided by operating activities was $33.9 million in the quarter ended September 30, 2014, compared to $31.7 million in the previous year’s third quarter. For the nine month respective periods, net cash from operating activities was $60.8 million in 2014, compared to $104.2 million in the first nine months of 2013. Despite the increased net income in the nine month period, net cash provided by operating activities was lower mainly due to an increase in receivables coupled with higher settlements of payables and decreased unearned revenue. Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. Actual payments to ship-yards where dry-dockings are performed are made in installments, starting usually with a payment in advance and with final settlement usually at or after completion of the dry-docking. In the third quarter of 2014, an amount of $2.3 million was paid for the dry-dockings of the handysize Didimon, the panamax Chantal and the aframax Ise Princess, compared to payments of $0.9 million in the third quarter 2013 for the dry-docking of the panamax tanker Inca. For the nine-month periods, $4.5 million was paid in 2014 for the dry-dockings of six vessels compared to $3.7 million in the previous year’s first nine months for the drydockings of four vessels.

Net cash used in investing activities was $108.5 million for the quarter ended September 30, 2014, and $15.6 million for the quarter ended September 30, 2013. In the third quarter of 2014, net funds for acquisition of the suezmax Euro amounted to $59.8 million and $0.5 million were paid for additions and improvements on existing vessels. In the third quarter of 2013, an amount of $1.1 million was paid for improvements on existing vessels. In the first nine months of 2014, vessel acquisitions and improvements amounted to $122.7 million including the payment of $61.8 million for the acquisition of the suezmax Eurovision and $1.0 million for additions and improvements to existing vessels. In the first nine months of 2013, an amount of $105.6 million was paid for the acquisition of the shuttle tankers Rio 2016 and Brasil 2014 and $2.1 million was paid for additions and improvements on existing vessels.

In the third quarter of 2014, expenditure for vessels under construction amounted to $48.2 million relating to new-building advances for nine aframax tankers, compared to $16.1 million of new-building advances for one LNG carrier in the third quarter of 2013. For the nine-month periods, new-building advances amounted to $96.6 million in 2014 and $36.7 million in 2013. There was one LNG carrier and nine aframax tankers under construction at September 30, 2014, and one LNG carrier on order as at September 30, 2013. The total contracted amount at September 30, 2014 for the ten vessels is $685.6 million and until September 30, 2014, we have made progress payments of $144.7 million. In October 2014, $31.4 million was paid to the yard, relating to the LNG carrier, using pre-delivery financing. Scheduled yard installments for 2015 are $56.9 million and, for 2016 to 2017, $452.5 million. Pre-and post-delivery financing has been arranged for the nine aframaxes and pre-delivery financing has been arranged for the LNG carrier.

In addition, in the fourth quarter of 2014, the Company agreed with a Korean shipyard to build two LR1 panamax tankers for $46.9 million each, and one shuttle tanker for $98.0 million. As agreed with the shipyard, a portion of the $4.5 million in yard installments paid for a previous shuttle tanker project and subsequently cancelled will be used against the contract price of the two LR1 panamax tankers ($1.2 million) and against the contract price of the new shuttle tanker ($1.7 million). The remaining $1.6 million will be used against the contract price of any other vessel the Company may order from the yard by October, 2015.

In the third quarter of 2013, the Company sold remaining marketable securities for $1.6 million realizing a gain of $0.1 million. The Company held no marketable securities within 2014.

Net cash provided by financing activities was $49.5 million in the quarter ended September 30, 2014, compared to $10.1 million during the quarter ended September 30, 2013. Net cash provided by financing activities was $200.9 million in the nine months ended September 30, 2014, compared to $61.6 million during the nine months ended September 30, 2013. In the third quarter of 2014, an amount to $26.7 million was paid relating to scheduled loan repayments. In the third quarter of 2013, scheduled loan repayments amounted to $52.4 million including $26.8 million as the balloon payment on a loan facility, used for the financing of the aframax tanker Sakura Princess, and other vessels which had been sold in prior periods. For the re-financing of the Sakura Princess, $18.0 million was drawn down on a new term bank loan, arranged in September 2013.

Total debt outstanding increased by $58.5 million from $1,362.5 million at the beginning of the third quarter 2014 to $1,421.0 million by the quarter end. The debt to capital (equity plus debt) ratio was 54.8% at September 30, 2014 (or 50.7% on a net of cash basis). During the third quarter of 2014 a new interest rate swap was entered into in order to hedge the future cash flows relating to the interest rate fluctuations on one of our loans. Interest rate swap coverage including fixed interest loans coverage on outstanding loans at September 30, 2014 was approximately 24.6%.

In the first nine months of 2014, the Company completed two offerings of 25,645,000 common shares in total, raising $169.8 million, net of underwriting commissions and expenses.

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices. During January 2014, the Company issued 1,077,847 common shares under this distribution agency agreement raising $7.1 million, net of underwriting commissions. As of September 30, 2013, the Company sold 481,804 common shares under this agreement for net proceeds of $2.0 million.

On May 2, 2013, the Company completed an offering of 2,000,000 of its 8% Series B cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses, were $47.0 million.

On September 30, 2013, the Company completed an offering of 2,000,000 of its 8.875% Series C cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses, were $47.9 million.

Dividends of $0.05 per common share each were paid on May 22, on August 14 and November 25, 2014 amounting to $12.6 million in total. On November 21, 2014, the Company announced that its Board of Directors agreed to increase the dividend for payment in Q1 2015 to $0.06 per common share. The payment and the amount of dividends are subject to the discretion of the Company’s Board of Directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, April 30, July 30 and October 30, 2014, totaling in aggregate $4.0 million. The first dividend of $0.73958 per share for the 8.875% Series C Preferred shares was paid on January 30, 2014 and dividends of $0.5547 per share were paid each on April 30, July 30 and October 30, 2014, totaling in aggregate $4.8 million.

Preferred share Dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors.

The Company is currently in full compliance with all the original financial covenants contained within its loan agreements with the exception of one loan, which has a shortfall of $1.8 million, after taking account of the next two scheduled repayments. The lender is not seeking remedial action with regards to the shortfall.

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of September 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $29.3 million, (ii) the drawdown of $31.2 million for pre-delivery financing and the payment to the yard of $31.4 million as yard installments for the construction of the LNG carrier Maria Energy, (iii) the payment of $2.1 million of preference share dividends, and (iv) the payment of $4.2 million of common share dividends.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between September 30, 2014 and December 17, 2014.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-management’s discussion and analysis” above, and “Item 5. Operating and Financial Review and Prospects”, included in our Annual Report on Form 20-F for the year ended December 31, 2013.

	As of September 30, 2014
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$204,680	$168,794
Restricted cash	8,343	8,343

Total cash	$213,023	$177,137

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,421,037	$1,422,936

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an actual and on an as adjusted basis	4,000	4,000
Common shares, $1.00 par value; 185,000,000 shares authorized and 84,712,295 shares issued and outstanding on an actual and on an as adjusted basis	84,712	84,712
Additional paid-in capital	651,065	651,065
Accumulated other comprehensive loss	(8,108)	(8,108)
Retained earnings	431,207	429,098
Non-controlling interest	11,150	11,150

Total stockholders’ equity	1,174,026	1,171,917

Total capitalization	$2,595,063	$2,594,853